UNITED STATES
                 		SECURITIES AND EXCHANGE COMMISSION

               			      Washington, D.C.  20549

                          				SCHEDULE 13D
             		Under the Securities Exchange Act of 1934
   			                      (AMENDMENT NO. 1)

                        				CBES Bancorp, Inc.
                   			 	------------------------
               			      	   (Name of Issuer)

              		COMMON STOCK, PAR VALUE $.01 PER SHARE
     		-----------------------------------------------------------
			                  (Title of Class of Securities)

                        				    124794108
                  		  		-------------------------
                          				(CUSIP Number)

                        				David H. Hancock
                   		 		12498 South 71 Highway
                    		 		Grandview, MO  64030
             				--------------------------------------
     	(Name, Address and Telephone Number of Person Authorized
             		to Receive Notices and Communications)

                       				OCTOBER 13, 1997
     		  	         ------------------------------
      		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ] .


CUSIP NO. 124794108
------------------------------------------------------------------------
1.	Name of Reporting Person
 	 S.S. or I.R.S Identification Number of Person:
    		David H. Hancock
		    ###-##-####
------------------------------------------------------------------------
2.	Check the Appropriate Box if a Member of a Group
    		(a) [  ]  (b) [  ]
------------------------------------------------------------------------
3.	SEC Use Only
------------------------------------------------------------------------
4.	Source of Funds:
    		Personal Funds
------------------------------------------------------------------------
5.	Check Box if Disclosure of Legal Proceedings is Required
 	 Pursuant to Item 2(d) or 2(e):		[  ]
------------------------------------------------------------------------
6.	Citizenship or Place of Organization:
     	United States Citizen
------------------------------------------------------------------------
7.	Sole Voting Power:
    		97,100 Shares
------------------------------------------------------------------------
8.	Shared Voting Power:
     	-0-
------------------------------------------------------------------------
9.	Sole Dispositive Power:
    		97,100 Shares
------------------------------------------------------------------------
10.	Shared Dispositive Power:
     		-0-
------------------------------------------------------------------------
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
     		97,100 Shares
------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
  	 Shares					[  ]
------------------------------------------------------------------------
13.	Percent of Class Represented by Amount in Row (11):
     		9.47%
-----------------------------------------------------------------------
14.	Type of Reporting Person:
     		IN
-----------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER
This statement relates to CBES Bancorp, Inc., common stock, par value $0.01 per share. The principle and executive offices of CBES are located at 1001 North Jesse James Road, Excelsior
Springs, MO 64024

ITEM 2.  IDENTITY AND BACKGROUND
The person filing this statement is David H. Hancock. Mr. Hancock's business address is 12498 South 71 Highway, Grandview, MO 64030. Mr. Hancock's present occupation is Chief Executive Officer of North American Savings Bank, F.S.B., 12498 South 71 Highway, Grandview, MO 64030.

Mr. Hancock, during the past five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Hancock, during the past five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which caused him to be subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Mr. Hancock is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATIONS
As of this date, Hancock owns 97,100 shares of stock, all of which were purchased in open market transactions.

The funds used by Hancock to purchase the stock have come from Hancock's personal funds.

ITEM 4. PURPOSE OF TRANSACTION
Hancock has initially acquired the stock for investment purposes, and may or may not acquire additional stock for investment.
Hancock reserves the right to change the purpose of this transaction, provided that he remains in compliance with all federal and state laws.

ITEM 5. INTEREST AND SECURITIES OF THE ISSUER
Hancock has purchased 97,100 shares of stock, which represent approximately 9.47% of the outstanding stock of CBES Bancorp, Inc.

Hancock has the sole power to vote and dispose of all the shares.

During the last 60 days, Hancock has purchased shares in the open market as follows: 5,000 shares on August 19, 1997, at $17.75 per share; 20,000 shares on August 20, 1997, at $17.625 per share; 600 shares on September 15, 1997, at $17.725 per share; 2,500 shares on September
30, 1997, at $19.75 per share; 6,000 shares on October 13, 1997 at $21.75 per share; and 35,000 shares on October 14, 1997, at $22.375 per share.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
Each of Hancock's three children own, in trust, 1,700 shares of CBES Bancorp, Inc. Hancock has no influence as to the voting rights of these shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


David H. Hancock	10/15/97